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                          January 20, 2021

       Michael J.L. Sales
       Chief Executive Officer and Chairman
       Nuveen Global Cities REIT, Inc.
       730 Third Avenue, 3rd Floor
       New York, NY 10017

                                                        Re: Nuveen Global
Cities REIT, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed January 13,
2021
                                                            File No. 333-252077

       Dear Mr. Sales:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Jason Goode